Exhibit 99.3

SUPERIOR COURT

(Commercial Division)

CANADA

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

N° 500-11-033156-080

This 27th day of May, 2008

Presiding:

The Honourable Mr. Justice Jean-François Buffoni, J.S.C.

IN THE MATTER OF THE ARRANGEMENT PROPOSED BY DRAXIS HEALTH INC. UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44 AS AMENDED (the “Act”):

DRAXIS HEALTH INC., having its principal place of business in the Province of Quebec at 16751 Trans-Canada Highway, Kirkland, Québec, H9H 4J4

Petitioner

and

JUBILANT ACQUISITION INC., having its registered office at 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec, H3B 4W5

and

THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT, having an office at the Jean Edmonds Tower South, 365 Laurier Avenue West, 9th Floor, Ottawa, Ontario, K1A 0C8

MIS-EN-CAUSE

FINAL ORDER

CONSIDERING the Motion of Draxis Health Inc. (“Draxis”) for a Final Order under Section 192 of the Act with respect to its proposed Arrangement that was submitted to its Shareholders on May 23, 2008;

CONSIDERING the affidavit of Alida Gualtieri, General Counsel and Secretary of Draxis, dated May 26, 2008, and the exhibits produced in support of the Draxis Motion for Final Order;

CONSIDERING the representations of Draxis’s counsel on the Motion for Final Order;

THE COURT HEREBY MAKES THE FOLLOWING FINAL ORDER AND:

GRANTS the present Motion for Final Order;

DECLARES the Arrangement duly adopted in accordance with the Interim Order;

DECLARES that the Arrangement is an “arrangement” within the meaning of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

DECLARES that the Arrangement is fair and reasonable to the Securityholders;

DECLARES that the Arrangement is hereby approved and sanctioned by the Court;

DECLARES that the Arrangement shall take effect in accordance with its terms;

ORDERS provisional execution of the Final Order notwithstanding appeal and without the necessity of furnishing any security;

THE WHOLE without costs.

/s/ Jean-François Buffoni
Jean-François Buffoni, J.S.C.

Me Stephen G. Schenke	COPIE CONFORME
MCCARTHY TÉTRAULT LLP
For the Petitioner
[ILLEGIBLE]

No. 500-11

SUPERIOR COURT

PROVINCE OF QUÉBEC

DISTRICT OF MONTREAL

IN THE MATTER OF THE ARRANGEMENT

PROPOSED BY DRAXIS HEALTH INC.

UNDER SECTION 192 OF THE CANADA

BUSINESS CORPORATIONS ACT, R.S.C., c.

C-44 AS AMENDED

DRAXIS HEALTH INC.

Petitioner

-and-

JUBILANT ACQUISITION INC.

-and-

THE DIRECTOR APPOINTED UNDER THE

CANADA BUSINESS CORPORATIONS ACT

Mis-en-cause

FINAL ORDER

Mtre S. Schenke/lm / 144619-399480

BC0847

McCarthy Tétrault LLP

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